Exhibit 99.2
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PARTNERSHIP BETWEEN PRIVATE AND PUBLIC SECTORS ESSENTIAL FOR AFRICAN GOLD MINING
Dakar, Senegal, 12 April 2010 — The development of sustainably profitable gold mining industries in Africa requires a committed long-term partnership between the mining companies, their investors and the governments of their host countries, Randgold Resources chief executive Mark Bristow said here today.
Speaking on the first day of the Senegal International Mining Conference, Bristow said while West and Central Africa held great potential for further world-class gold discoveries, the overpromotion of marginal assets by speculators had disappointed many expectations, including those of the host countries.
“The reality is that driving a mining asset up the value curve is a tough business which takes time — five to ten years — as well as tenacity, expertise and resources. Not many companies can marshal this combination of qualities,” he said.
Bristow said that, taken as a whole, Africa was no more risky for mining companies than other emerging regions. It did, however, present certain specific challenges, notably in terms of capacity and infrastructure. Governments should diminish these hurdles by providing a physical and regulatory environment which was supportive of mining development.
“True value creation is a complex, lengthy and integrated process. The mining companies who succeed in Africa have a proper growth strategy and a commitment to the long term. They are not focused on the next quarter’s results but have a vision which ranges all the way from realistic feasibility studies to post-mining rehabilitation. Particularly in Africa, with its history of exploitation, success in mining also requires a genuine partnership between companies, their shareholders, and the governments and people of their host countries. This partnership should share a real interest in building capacity and delivering returns. That way it will generate not only sustainably profitable mining businesses but make a meaningful and much-needed contribution to the wider economic welfare of these countries,” he said.
Randgold Resources discovered and developed the Morila and Loulo mines in Mali and is currently building its third mine at Tongon in the Côte d’Ivoire. It also has advanced projects in Mali and Senegal as well as a 45% stake in Kibali in the Democratic Republic of the Congo, one of Africa’s largest undeveloped gold deposits.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Group General Manager	Senegal Country Manager	Investor & Media Relations
Dr Mark Bristow	West Africa	David Mbaye	Kathy du Plessis
+223 6675 0122	Mahamadou Samaké	+221 77 638 57 48	+44 20 7557 7738
+44 788 071 1386	+223 6675 6136		randgoldresources@dpapr.com
Website: www.randgoldresources.com

ABOUT RANDGOLD:
Randgold Resources is an African focused gold mining and exploration company with primary listings on the London Stock Exchange and Nasdaq. Major discoveries to date include the Morila deposit in southern Mali, the Yalea deposit and the Gounkoto deposit, both in western Mali, the Tongon deposit in the Côte d’Ivoire and the Massawa deposit in eastern Senegal.
Randgold Resources financed and built the Morila mine which since October 2000 has produced more than 5.5 million ounces of gold and distributed more than US$1.5 billion to stakeholders. It also financed and built the Loulo operation which started as two open pit mines in November 2005. Since then, an underground mine has been developed at the Yalea deposit and construction of a second underground operation is underway at the Gara deposit. First gold production from the company’s new mine being developed at Tongon is scheduled for the fourth quarter of 2010.
Randgold’s current major projects are Gounkoto on the Loulo permit in Mali, Massawa in Senegal and Kibali in the Democratic Republic of the Congo. In 2009 the company acquired a 45% interest in the Kibali project, which now stands at 9.2 million ounces of reserves and is one of the largest undeveloped gold deposits in Africa. Randgold also has an extensive portfolio of organic growth prospects, which is constantly replenished by intensive exploration programmes in Burkina Faso, Côte d’Ivoire, DRC, Mali and Senegal.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010, and in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.